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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HEI, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

404160103

(Cusip Number)

Peter J. Jensen, General Counsel
Colorado MEDtech, Inc.
345 S. Francis St., Unit F
P.O. Box 819
Longmont, CO 80502-0819
(303)530-2660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404160103

1.	Name of Reporting Person: Colorado MEDtech, Inc.		I.R.S. Identification Nos. of above persons (entities only): 84-0731006

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Amended to state only the following: 0 shares

		8.	Shared Voting Power: n/a

		9.	Sole Dispositive Power: Amended to state only the following: 0 shares

		10.	Shared Dispositive Power: n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Amended to state only the following: 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Amended to state only the following: None.%

14.	Type of Reporting Person (See Instructions): CO

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AMENDMENT NO. 2
TO SCHEDULE 13D

This amended statement on Schedule 13D (collectively, this “Statement”) relates to the common stock, $0.05 par value per share (the “Securities”) of HEI, Inc., a Minnesota corporation (“HEI”). Items 4, 5, 6 and 7 of this Statement filed by Colorado MEDtech, Inc. (the “Company”) are hereby amended as set forth below.

Item 4.	Purpose of Transaction

Substitution of all text except the first sentence with the following:

The Company disposed of all the Securities it held on May 8, 2003, in two (2) block sales through a registered broker-dealer and disposed of all the HEI debt securities that it held in a private transaction dated May 8, 2003.

Item 5.	Interest in Securities of the Issuer

Substitution of all text with the following:

(a) None.

(c) The Company disposed of all the Securities it held on May 8, 2003, in two (2) block sales through a registered broker-dealer and disposed of all the HEI debt securities that it held in a private transaction dated May 8, 2003.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on May 8, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Substitution of all text with the following:

None.

Item 7.	Material to Be Filed as Exhibits

Substitution of all text and exhibits with the following:

None.

[Remainder of page left blank intentionally]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2003 Colorado MEDtech, Inc. By: /s/ Peter J. Jensen Name: Peter J. Jensen Title: Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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